GIBSON DUNN	Gibson, Dunn & Crutcher LLP

3161 Michelson Drive
Irvine, CA 92612-4412
Tel 949.451.3800
www.gibsondunn.com

James J. Moloney
Direct +1 949.451.4343
Fax +1 949.475.4756
JMoloney@gibsondunn.com

December 10, 2019
Via EDGAR and Email
Anne McConnell
Office of Manufacturing
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	James Hardie Industries plc
Form 20-F for the Year Ended March 31, 2019
Filed May 21, 2019
Form 20-F/A for the Year Ended March 31, 2019
Filed August 8, 2019
File No. 001-15240

Dear Ms. McConnell:
On behalf of our client, James Hardie Industries plc (the “Company”), set forth below is the Company’s responses to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), contained in the comment letter dated November 21, 2019 (the “Comment Letter”), with respect to the Company’s (i) Form 20-F for the Year Ended March 31, 2019 filed with the SEC on May 21, 2019 (the “Form 20-F”) and (ii) Form 20-F/A for the Year Ended March 31, 2019 filed with the SEC on August 8, 2019 (the “Form 20-F Amendment”).
Controls and Procedures, page 1
We note that you amended your Form 20-F to include additional disclosures to indicate the scope of your assessment of the effectiveness of internal control over financial reporting for the fiscal year ended March 31, 2019 did not include the operations of Fermacell. Given the revisions to your Form 20-F, please address the following:

•
Please help us understand why Management’s Report on Internal Control Over Financial Reporting and the Opinion on Internal Control Over Financial Reporting from your independent auditor in your Form 20-F filed on May 21, 2019 did not include this disclosure;

•
Please help us understand the specific facts and circumstances that occurred after your initial filing that resulted in you amending your Form 20-F on August 8, 2019, including how you identified the omission of this disclosure in your Form 20-F;

Beijing . Brussels . Century City . Dallas . Denver . Dubai . Frankfurt . Hong Kong . Houston . London . Los Angeles . Munich
New York . Orange County . Palo Alto . Paris . San Francisco . São Paulo . Singapore . Washington, D.C.

GIBSON DUNN

Anne McConnell
December 10, 2019

•
In your amended Form 20-F you conclude that your disclosure controls and procedures were effective as of March 31, 2019. Please explain to us how you considered the definition of disclosure controls and procedures provided in Rule 13a‑15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

•	Please explain to us how and why you concluded your disclosure controls and procedures are effective in light of the previously omitted disclosures; and

•	Please explain to us how you re-evaluated whether your internal control over financial reporting was effective as of March 31, 2019.
Response:
As we discussed with you on our call on Monday, November 25, 2019, the Company has received the Comment Letter and understands the Staff’s questions with respect to the filing of the Form 20-F Amendment in order to specifically address the Company’s exclusion of the operations of XI (DL) Holdings GmbH (n/k/a James Hardie Europe Holdings 2 GmbH) and its subsidiaries (including, but not limited to, Fermacell GmbH (n/k/a James Hardie Europe GmbH)) (collectively, “Fermacell”) from management’s assessment of the effectiveness of internal control over financial reporting for the fiscal year ended March 31, 2019. We understand the Staff’s questions center around the Company’s reasoning or purpose for filing the 20-F Amendment and whether such amendment indicates the Company’s disclosure controls and procedures were effective or not.
As an initial matter, in Question and Answer Number 3 (“FAQ # 3”) of Management’s Report on Internal Control over Financial Reporting and Certification of Disclosure Controls in Exchange Act Periodic Reports - Frequently Asked Questions (revised Sept. 24, 2007), issued by the Office of the Chief Accountant and the Division of Corporation Finance, the SEC Staff indicates that it would not object to management (in its report on internal control over financial reporting included in a registrant’s Form 10-K) excluding an acquired business from management’s report on internal control over financial reporting (which guidance is presumably applicable to a registrant’s annual report filing on Form 20-F). Such an exclusion is allowed if it was not possible for management to conduct an assessment of the acquired business’ internal control over financial reporting in the period between the consummation date and the date of management’s assessment. The SEC also indicated in Section 214.01 of the Compliance and Disclosure Interpretations of

GIBSON DUNN

Anne McConnell
December 10, 2019

Regulation S-K updated July 8, 2011 (“CDI # 214”) that it would not object to management’s evaluation of disclosure controls and procedures excluding an assessment of those disclosure controls and procedures of the acquired entity that are subsumed by internal control over financial reporting.
As disclosed in the Form 20-F, the Company completed the acquisition of Fermacell on April 3, 2018. Management was unable to complete its assessment of the acquired business’s internal control over financial reporting by the filing of the Form 20‑F because the acquired business was a carve-out from a larger business, the nature and number of transition services agreements in connection with the acquisition, identification of full-time employees to be assessed, and the increased complexity of the acquired business’s internal controls due to its geographic footprint. Accordingly, management excluded Fermacell from its assessment of the effectiveness of the Company’s internal control over financial reporting and disclosure controls and procedures as of March 31, 2019, as permitted by FAQ # 3 and CDI # 214.
The Company disclosed the exclusion on page 178-179 of the Form 20-F under the Risk Factor caption: “Ineffective internal controls over financial reporting could impact our business and operating results” stating in relevant part:
[A]s Fermacell was acquired on 3 April 2018, our management evaluation and auditor attestation regarding the effectiveness of our internal controls over financial reporting as of 31 March 2019 excludes the operations of Fermacell.
In addition, we note the Fermacell acquisition, and its materiality to the Company, was addressed in Notes to the Consolidated Financial Statements under the captions “3. Revenue”; “18. Operating Segment Information and Concentrations of Risk;” and “20. Business Combinations.”
Subsequent to the filing of the Form 20-F, it was brought to the attention of the Company, management, and its Audit Committee that while the exclusion of Fermacell was referenced on pages 178-179 of the Form 20-F, the Company’s disclosure under “Controls and Procedures” on pages 191-192 omitted such disclosure. Such omission on pages 191-192 was due to an administrative oversight. The Company determined that it would amend the Form 20-F to reiterate the exclusion of Fermacell from management’s evaluation under the caption “Management’s Report on Internal Control over Financial Reporting” to resolve the administrative oversight and more fully comply with the terms of FAQ # 3 and CDI # 214.

GIBSON DUNN

Anne McConnell
December 10, 2019

The Company evaluated the disclosure omission and determined that it was not indicative of a material weakness in its disclosure controls. In evaluating whether the Company’s disclosure controls and procedures were effective, the Company concluded all the information required to be disclosed, including the exclusion of the operations of the acquired business from management’s internal control evaluation as of March 31, 2019, as well as the materiality of the acquisition, was included in the Form 20-F filed on May 21, 2019. In arriving at this conclusion, the Company considered the nature of the omitted disclosure and the disclosures the Company did make regarding Fermacell on pages 178-179 of the Form 20-F. As noted previously, the Company amended the Form 20-F to resolve the administrative oversight by clarifying and stating directly within management’s report that Fermacell was excluded from management’s evaluation of internal control over financial reporting.
The disclosure of the exclusion of Fermacell within the Opinion on Internal Control Over Financial Reporting was also an administrative oversight by the Company’s external auditor, Ernst & Young LLP.

The omitted disclosure and nature of the disclosures are outside the scope of internal controls over financial reporting, therefore the Company concluded a re-evaluation of the effectiveness of internal control over financial reporting was not required. Notwithstanding the above, the Company is not aware of anything that has transpired that would require the Company to amend Management’s Annual Report on Internal Control Over Financial Reporting. We appreciate your prompt attention to this matter. If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to call me at (949) 451-4343.

Sincerely,
/s/ James J. Moloney
James J. Moloney

cc:	Securities and Exchange Commission
Jeffrey Gordon

James Hardie Industries plc
Joe Blasko
Conrad Adkins